BIOMEDICAN, INC

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
BioMediCan, Inc
Fremont, California

We have reviewed the accompanying financial statements of BioMediCan, Inc, which comprise the balance sheet as of December 31, 2021, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of BioMediCan, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
April 27, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

BIOMEDICAN, INC
BALANCE SHEET
DECEMBER 31, 2021
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	143,768
TOTAL CURRENT ASSETS		143,768
PROPERTY AND EQUIPMENT		
Property and equipment, net		6,868
OTHER ASSETS		
Patents		186,953
Deposit		70,656
TOTAL OTHER ASSETS		257,609
TOTAL ASSETS	$	408,245

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	119,447
Accrued expenses		88,094
Convertible notes		602,700
Notes payable - current portion		8,273
TOTAL CURRENT LIABILITIES		818,514
LONG-TERM LIABILITIES		
Note payable - related party		176,500
Warrant liability		419,199
TOTAL LONG-TERM LIABILITIES		595,699
TOTAL LIABILITIES		1,414,213
SHAREHOLDERS' EQUITY		
Preferred stock, see note 8		-
Common stock, see note 8		1
Additional paid-in capital		1,933,170
SAFE obligations		2,650,000
Accumulated deficit		(5,589,139)
TOTAL SHAREHOLDERS' EQUITY		(1,005,968)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	408,245

See independent accountant's review report and accompanying notes to financial statements.

BIOMEDICAN, INC
STATEMENT OF INCOME
DECEMBER 31, 2021
(unaudited)

REVENUES	$ -
COST OF GOODS SOLD	-
GROSS PROFIT	-
OPERATING EXPENSES	
Amortization expense	11,483
Contractors expense	433,423
Depreciation expense	5,085
General and administrative	331,582
Lab expenses	479,479
Payroll expenses	399,076
Professional fees	121,250
Sales and marketing	80,445
TOTAL OPERATING EXPENSES	1,861,823
NET OPERATING INCOME	(1,861,823)
OTHER EXPENSES	
Loss on issuance of warrants	(419,199)
Crowdfunding fees	(16,535)
Interest expense	(28,194)
TOTAL OTHER EXPENSES	(463,928)
NET LOSS	$ (2,325,751)

See independent accountant's review report and accompanying notes to financial statements.

BIOMEDICAN, INC
STATEMENT OF EQUITY
DECEMBER 31, 2021
(unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	SAFE Obligations	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount				
BEGINNING BALANCE, JANUARY 1, 2021	185,185	$ -	834,277	$ -	$ 1,028,285	$ 2,000,000	$ (3,263,388)	$ (235,103)
10:1 stock split	-	-	7,508,493	1	-	-	-	$ 1
Issuance of SAFE obligation	-	-	-	-	-	650,000	-	$ 650,000
Issuance of common stock and conversion of preferred stock to common stock	(185,185)	-	2,222,220	-	351,832	-	-	$ 351,832
Issuance of preferred stock	158,099	-	-	-	547,891	-	-	$ 547,891
Stock options vested	-	-	-	-	5,162	-	-	$ 5,162
Net loss	-	-	-	-	-	-	(2,325,751)	$ (2,325,751)
ENDING BALANCE, DECEMBER 31, 2021	158,099	$ -	10,564,990	$ 1	$ 1,933,170	$ 2,650,000	$ (5,589,139)	$ (1,005,968)

See independent accountant's review report and accompanying notes to financial statements.

BIOMEDICAN, INC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2021
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (2,325,751)
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation expense	16,568
Loss on issuance of warrants	419,199
Stock based compensation	5,162
(Increase) decrease in assets:	
Deferred expenses	37,255
Prepaid expenses and other current assets	
Increase (decrease) in liabilities:	
Accounts payable	65,080
Accrued expenses	13,784
CASH USED FOR OPERATING ACTIVITIES	(1,768,703)

CASH FLOWS FROM INVESTING ACTIVITIES

Cash used for intangible assets	(52,371)
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	(52,371)

CASH FLOWS FROM FINANCING ACTIVITIES

Repayment of note payable	(8,177)
Issuance of SAFE obligations	650,000
Issuance of convertible notes	588,689
Issuance of note payable - related party	167,340
Issuance of preferred stock	547,891
CASH PROVIDED BY FINANCING ACTIVITIES	1,945,743
NET INCREASE IN CASH	124,669
CASH AT BEGINNING OF YEAR	19,099
CASH AT END OF YEAR	$ 143,768

CASH PAID DURING THE YEAR FOR:

INTEREST	$ 6,367
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

    The Company
    BioMediCan, Inc (the "Company") was incorporated in the State of Delaware on October 10, 2017. The Company specializes in producing pharmaceutical-grade cannabinoids that includes CBG, CBGA, THCV, THCVA, CBN, and CBNA. Additionally, the Company products are 100% organic and non-GMO.

    Going Concern
    Since Inception, the Company has relied on funds from SAFE obligations, convertible notes, preferred stock and common stock issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with no revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds from revenue producing activities.

    Fiscal Year
    The Company operates on a December 31st year-end.

    Basis of Presentation
    The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

    Use of Estimates
    The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

    Cash and Cash Equivalents
    The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

    Risks and Uncertainties
    The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

    The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1.   **Summary of Significant Accounting Policies (continued)**

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent. Amortization expense for the year ending December 31, 2021, was $11,483.

The Company evaluates intangible assets on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the impairment test. The second step of the impairment test involves comparing the implied fair value of the affected reporting unit's asset with the carrying value of that asset. The amount, by which the carrying value of the asset exceeds its implied fair value, if any, is recognized as an impairment loss. The Company's evaluation of its intangible asset completed during the year resulted in no impairment losses.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the year ended December 31, 2021 was $5,162.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

1.   Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling cannabinoids. The Company's payments are generally collected upfront. For the year ending December 31, 2021 the Company recognized nil in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. Management is still determining the effect of the adoption of ASU 2016-02 on the Company's financial statements and related disclosures.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

New Accounting Pronouncements (continued)
In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2.   <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

The Company is currently under a fixed term lease at its principle location. The lease ends on December 31, 2022. Future minimum lease commitments are:

January 1, 2022 – December 31, 2022: $141,312/year

3.   <u>**Property and Equipment**</u>

Property and equipment consisted of the following at December 31, 2021:

Property and equipment at cost:

Office Equipment	$ 25,426
	25,426
Less: Accumulated depreciation	(18,558)
Total	$ 6,868

4.   **Note Payable**

Debt consisted of the following at December 31, 2021:

Contract note payable; interest at 6.98% per annum, maturing in June 2022, monthly payment of $1,544, uncollateralized.	8,273
	8,273
Less: Current portion of notes payable	8,273
Long term portion of notes payable	-

Maturity of the note payable is as follows:

December 31, 2022		8,273
	$	8,273

5.   **Warrant Liability**

During 2021, the Company issued 576,140 warrants to an investor. The warrants entitle the holder to purchase one share of common stock at an exercise price equal to $0.01 per share at any time on or after the "Initial Exercise Date" and on or prior to the close of business on February 12, 2031 (the "Termination Date"). The Company determined that these warrants are free standing financial instruments that are legally detachable and separately exercisable from the common stock included in the public share offering. Management also determined that the warrants are callable for cash upon a fundamental transaction at the option of the holder and as such required classification as a liability pursuant to ASC 480 "Distinguishing Liabilities from Equity". In accordance with the accounting guidance, the outstanding warrants are recognized as a warrant liability on the balance sheet and are measured at their inception date fair value and subsequently re-measured at each reporting period with changes being recorded as a component of other income in the statement of operations.

As of December 31, 2019, the Company recorded a loss of $419,372 on the issuance of the warrants.

5.   <u>Warrant Liability (continued)</u>

Stock Price	0.73
Exercise Price	0.01
Time to Maturity (years)	10
Annual Risk-Free Interest Rate	1.52%
Annualized Volitility	125%
Fair value of warrants	$ 0.73

The warrants outstanding and fair values at each of the respective valuation dates are summarized below:

	Warrants Outstanding	Fair Value per Share		Fair Value	
Fair value at initial measurement date:	576,140	$	0.73	$	419,199
Fair value at December 31, 2021:	576,140	$	0.73	$	419,199

The warrant liabilities are considered Level 3 liabilities on the fair value hierarchy as the determination of fair value includes various assumptions about future activities and the Company's stock prices and historical volatility as inputs. During the years ending December 31, 2021, none of the warrants have been exercised.

6.   <u>Convertible Notes</u>

The Company has issued two convertible promissory notes for a total of $588,689 with 7% APRs and maturity dates in 2022, discount rates of 70% and valuation caps of $25,000,000.

The convertible promissory notes are unsecured and are convertible into shares of the Company's common stock upon a subsequent qualified financing event, sale of the company or at the maturity date. The discounts rates apply, based on the note agreement and the valuation caps, stated above.

7.   <u>Notes Payable – Related Party</u>

During 2021, a related party has provided loans to the Company valued at $176,500 as of December 31, 2021. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

8.   <u>Equity</u>

Stock Split
During 2021, the Company's board of directors declared a ten-for-one stock split on the shares of the Company's common and preferred stock. Each shareholder of record received an additional 9 shares of common or preferred stock for each share of common or preferred stock then held. The Company retained the current par value of $0.000001 per share for all shares of common stock. All references in the financial statements to the number of shares outstanding, per-share amounts, and stock option data of the Company's common stock have been restated to reflect the effect of the stock split for all periods presented.

8.   **Equity (continued)**

Preferred Stock
Under the amended articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 2,428,067 shares at $0.000001 par value per share. As of December 31, 2021, 158,099 shares of Preferred Stock have been issued and are outstanding.

Common Stock
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 20,000,000 shares, at $0.000001 par value per share. As of December 31, 2021, 10,564,990 shares have been issued and are outstanding.

SAFE Obligations
During the years ended December 31, 2020, and 2019, the Company entered into various SAFE notes with third parties. These notes have no maturity date and a discount rates of 70%. The terms of the agreements provide investors the right to future equity in the Company. The valuation caps on the agreements entered into are $25,000,000.

Stock Compensation
The Company's 2020 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 2,249,640 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Share awards generally vest over four years. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan. The Company has recorded stock compensation expenses of $5,162 during the year ending December 31, 2021. The options were valued at $0.58 per share using the Black Scholes Model. No shares were exercised during the year ending December 31, 2021. As of December 31, 2021, the following represents the outstanding options at their respective exercise price:

	Options Granted	Strike Price	Options Vested	Options Exercised	Outstanding Options
December 31, 2021	87,600	0.73	48,441	-	87,600

9.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on October 10, 2017, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

10.   <u>**Subsequent Events**</u>

Additional Investment in Company
During 2022, the anchor investor invested additional funds of $400,000. The terms of the investment are being finalized and will be disclosed as they become approved by the board.

Managements Evaluation
The Company has evaluated subsequent events through April 27, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.